Exhibit 1.02

Conflict Minerals Report

This is the Conflict Minerals Report for Vascular Solutions, Inc. (“Vascular Solutions” , “we” or “our”) for the reporting period from January 1, 2013 to December 31, 2013, filed with the United States Securities and Exchange Commission pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule 13p-1”).

Company Background

Vascular Solutions is focused on brining clinically advanced solutions to interventional cardiologists, interventional radiologists, electrophysiologists, and vein practices worldwide.  Our products and services consists of catheter products, used principally in minimally invasive medical procedures for the diagnosis and treatment of vascular conditions, hemostat products, consisting principally of blood clotting products, and vein products and services, consisting principally products used for the treatment of varicose veins.  Certain of our products or their components such as guide wires, needles, marker bands, metal fasteners and electronic components may contain one or more of the conflict minerals (as defined in Form SD).

Conflict Minerals Due Diligence

Vascular Solutions has taken a multiphase approach to exercising due diligence on the source and chain of custody of conflict minerals contained in our products.  Initially, our product engineers reviewed each of our products to determine whether the product or any of its components potentially includes a conflict mineral necessary to the functionality or production of the product. Our product engineers also identified the vendor or vendors of each product or component that potentially includes such a conflict mineral.  We sent a Conflict Mineral Questionnaire (“Questionnaire”) adapted from the Electronic Industry Citizenship Coalition – Global e-Sustainability Initiative Conflict Minerals Reporting Template to each of the vendors identified as being a source of a product or component potentially including a conflict mineral.

The Questionnaire identified the products or components purchased from the vendor by Vascular Solutions and inquired as to whether each contained a conflict mineral necessary to its function or production.  No further information was requested for products or components that did not contain a conflict mineral necessary to their function or production.  Vendors were requested to complete the remainder of the Questionnaire for products or components that contain a conflict mineral necessary to their function or production.  If, based on the response to the Questionnaire, we had no reason to believe that the source of the conflict minerals in such products or components was the Democratic Republic of the Congo or an adjoining country (as defined in Form SD), no further information was requested from the vendor.  If, based on the vendor responses to the Questionnaire, we were informed or had reason to believe that the source of the conflict minerals in such products or components was the Democratic Republic of the Congo or an adjoining country, we made further inquiries to the vendor on its sources and the chain of custody of the conflict minerals.

Results of Conflict Mineral Due Diligence

Our product engineers identified 647 products or components from 36 vendors that potentially contain conflict minerals.  A Questionnaire was sent to each of those 36 vendors.  We received responses from 33 vendors, representing 91.7% of the vendors to whom we sent Questionnaires.  The 33 vendors who responded to the Questionnaires supply 642, or 99.2%, of the products or components that we identified as potentially containing conflict minerals.  Except as disclosed below, based on the disclosure of the vendors that responded to our Questionnaires, we have no reason to believe the products or components that we purchase from such vendors contain conflict minerals originating from the Democratic Republic of the Congo or an adjoining country.

Three vendors failed to respond to the Questionnaire despite our repeated inquiries.  We purchase the following five components and products from those vendors: solder, three versions of the Flamingo™ inflation device, and the Veinsite® vein viewing headset.   Because the vendors made no response to the Questionnaire, we do not know whether the product or component supplied by the vendors in fact contains a conflict mineral, and if so, the facilities used to produce such conflict mineral or the country of origin of such conflict mineral.  Based on the volume of purchases from the vendors that failed to respond to the Questionnaire, we believe that there is no more than a remote risk that any conflict minerals contained in the products or components that we purchase from such vendors benefit armed groups (as defined in Form SD).  Nevertheless, we are, and will continue, our efforts to have such vendors respond to the Questionnaire and will consider additional actions based on such vendors’ responses.

One vendor, from which we purchase one product, a monitor assembly, reported that it uses tin (a conflict mineral) obtained from Malaysia Smelting Corporation in its products.  The vendor provided the following information about Malaysia Smelting Corporation:

The website of Malaysia Smelting Corporation publicly states:  “Currently between 15-20% of the tin we produce is sourced from predominantly artisanal miners in Central Africa. The majority of the smelter intake from Central Africa is currently from Rwanda and from the southern Katanga Province of the DRC that is not within the recognised conflict areas of Eastern DRC.”  Malaysia Smelting Corporation has been audited by the Conflict-Free Sourcing Initiative (CFSI) Conflict-Free Smelter Program (CFSP) and validated as compliant.

Based on the disclosure regarding Malaysia Smelting Corporation, we believe that no mitigation is needed related to the risk that tin purchased by our vendor from Malaysia Smelting Corporation benefits armed groups.